Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES
REPAYMENT OF 10% SENIOR NOTE

Calgary, Alberta, Canada – February 23, 2011

Precision Drilling Corporation (“Precision”) announced today that it has repaid, in full, the 10% senior unsecured note (the “Note”) issued to Alberta Investment Management Corporation (“AIMCo.”).  The aggregate repayment of approximately $204 million included the $175 million in principle, accrued interest and a “make-whole” amount payable to AIMCo. under the terms of the Note.  The repayment was made from cash on hand and borrowings under Precision’s credit facility.  The accrued interest and the “make whole” premium will be a charge to earnings in the first quarter of 2011.

About Precision

Precision is a leading provider of safe and High Performance, High Value energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com